October 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jeffrey P. Riedler

Re:                             Forward Pharma A/S

Registration Statement on Form F-1

File No. 333-198013

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Forward Pharma A/S (the “Registrant”) hereby requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement, relating to a public offering of American Depositary Shares representing ordinary shares of the Registrant, nominal value DKK 0.10 per share, be accelerated so that it will become effective as of 4:30 p.m. EDT on October 14, 2014, or as soon thereafter as practicable.

The Registrant acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Forward Pharma A/S

/s/ Peder Møller Andersen

Peder Møller Andersen
Chief Executive Officer